Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

January 5, 2016

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Tracie Mariner, Staff Accountant

Re:	Harsco Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-03970
Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2015, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2014, filed March 2, 2015.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2014
Financial Statements, page 47
Note 1 - Summary of Significant Accounting Policies, page 57
Reclassifications and Out of Period Adjustments, page 57

1.
We note your disclosure stating that you recorded out-of-period adjustments that had the net effect of decreasing after-tax income by $3.5 million, or $0.04 per diluted share, for the year ended December 31, 2014. Please expand your disclosure to quantify the amount of each individual error, and provide us with a thorough discussion of each error and a qualitative and quantitative analysis of your conclusion that the errors were not material individually or in the aggregate requiring a restatement of your 2014 annual financial statements or any previously issued interim or annual financial statements. You may wish to refer to the guidance in ASC 250-10-S99.

Response:
Summary

The out-of-period adjustments that had the net effect of decreasing after-tax income by $3.5 million, or $0.04 per diluted share, for the year ended December 31, 2014, were comprised of the following items:

Description of Out-of-Period Adjustments (in thousands, except per share amounts)
Increases in reserves related to Brazilian labor claims not recorded in the correct period (a)	$2,119
Correcting expenses that should not have been capitalized in accordance with the Company's policies (b)	556
Revenue that should not have been recognized in accordance with a customer contract (c)	441
All other out-of-period adjustments of lesser significance	358
	$3,474

Diluted weighted average shares of common stock outstanding	80,884
Diluted loss per share attributable to Harsco Corporation common stockholders	$0.04	(1)
(1) The subtotal of the individual per diluted shares amounts for each out-of-period adjustment detailed, as discussed below, for the year ended December 31, 2014 does not agree to the total per diluted share amount due to rounding.

(a) Increases in reserves related to Brazilian labor claims not recorded in the correct period
The Company is subject to collective bargaining and individual labor claims within its Brazilian operations of the Harsco Metals & Minerals Segment, which allege, among other things, the Company’s failure to pay required amounts for overtime and vacation at certain sites. As part of its regular process, the Company conducts a quarterly review and analysis with internal and external legal counsel of all such claims to determine the required amount of reserves in accordance with ASC 450, Contingencies ("ASC 450"). In the third quarter of 2014, the Company was informed by the court that an adverse judgment amount for a collective bargaining labor claim for one location was approximately $2 million. In 2013, the Company, through its normal quarterly labor claims review process, had previously concluded that the probable and estimable loss for this particular collective claim to be approximately $0.2 million. During the Company’s third quarter of 2014 quarterly closing process, a detailed review was conducted to determine the reasons for the difference. Based on this review, it was determined by the Company’s Corporate management that certain information was available at the Brazilian level in the second quarter of 2013 that indicated that the reserve under ASC 450 should have been approximately $2 million. This information was not included in the documentation, and therefore not considered appropriately in the Company's quarterly review process. The Company concluded that this information should have been considered as it was known or knowable and a higher amount of reserves should have been recorded in 2013. This out-of-period adjustment had the net effect of decreasing after-tax income by $2.1 million, or $0.03 per diluted share, for the year ended December 31, 2014 as well as the quarter ended September 30, 2014.

(b) Correcting expenses that should not have been capitalized in accordance with the Company’s policies
The Company’s Harsco Metals & Minerals Segment’s North American operations in 2012 undertook a development project to use current technologies to develop an automated pot carrier solution to prevent accidents and enhance safety. Costs included design, engineering, product build, software development and labor costs and were capitalized as construction-in-progress. As the construction-in-progress balance accumulated, the Company reviewed the project and had incorrectly concluded that there was supporting evidence to indicate a working prototype. Accordingly, certain costs related to engineering design and preliminary software development previously capitalized were more properly considered research and development costs, as these costs were incurred in 2012 and 2013 prior to achieving a working prototype and therefore should not have been previously capitalized. This out-of-period adjustment had the net effect of decreasing after-tax income by approximately $0.6 million, or $0.01 per diluted share, for the year ended December 31, 2014 as well as the quarter ended June 30, 2014.

(c) Correcting revenue that should not have been previously recognized in accordance with a customer contract
The Company’s Harsco Metals & Minerals Segment’s Chilean operations previously recorded revenue, beginning in second quarter of 2013, under an individual metals services contract at increased prices, which the local management believed to be in accordance with the terms of the contract. The customer subsequently disputed the increased prices based on its interpretation of the contract. Ultimately, the Company decided not to pursue the increased pricing for commercial reasons. In the second quarter of 2014, the Company determined it should not have recorded the increased revenue amounts until the customer acknowledged and accepted the price increase. This out-of-period adjustment had the net effect of decreasing after-tax income by approximately $0.4 million, or $0.01 per diluted share, for the year ended December 31, 2014 as well as the quarter ended June 30, 2014.

Qualitative and Quantitative Analysis

The Company analyzed these out-of-period adjustments contemporaneously under SAB 99, and the following summarizes the conclusions related to the out-of-period matters recorded in 2014 and in prior periods.

Quantitative Analysis
The Company’s quantitative analysis primarily considered the evaluation of the following key measures:

•	Pre-tax Income (loss)

•	Net Income (Loss) From Continuing Operations ("Net Income" or "Net Loss")

•	Diluted Earnings (Loss) Per Share From Continuing Operations ("Diluted EPS")

Additionally, the Company considered the impact on equity, balance sheet and comprehensive income (loss) within the Company's analysis.

A summary of the Company’s analysis of Pre-Tax Income (Loss), showing the effect of the 2014 and previously recorded out-of-period adjustments as if they were recorded in the appropriate periods, is as follow:

(Dollars in Thousands)	Impact
	Pre-tax Income (Loss) (As Reported)	Out-of-Period Adjustment	Pre-tax Income (Loss) (As Adjusted)	Favorable (Unfavorable) %
Year Ended December 31, 2012	$(218,495)	$2,834	$(215,661)	1.3%
Quarter Ended March 31, 2013	14,448	367	14,815	2.5%
Quarter Ended June 30, 2013	38,822	(4,605)	34,217	(11.9)%	A
Quarter Ended September 30, 2013	(220,804)	(1,193)	(221,997)	(0.5)%
Quarter Ended December 31, 2013	(15,798)	(2,312)	(18,110)	(14.6)%	B
Year Ended December 31, 2013	(183,332)	(7,743)	(191,075)	(4.2)%
Quarter Ended March 31, 2014	18,669	(112)	18,557	(0.6)%
Quarter Ended June 30, 2014	(7,785)	2,458	(5,327)	31.6%	A
Quarter Ended September 30, 2014	31,946	2,706	34,652	8.5%
Quarter Ended December 31, 2014	(34,508)	331	(34,177)	1.0%
Year Ended December 31, 2014	8,322	5,383	13,705	64.7%	C

A summary of the Company’s analysis of Net Income (Loss) From Continuing Operations, showing the effect of the 2014 and previously recorded out-of-period adjustments as if they were recorded in the appropriate periods, is as follows:

(Dollars in Thousands)	Impact
	Net Income (Loss) (As Reported)	Out-of-Period Adjustment (1)	Net Income (Loss) (As Adjusted)	Favorable (Unfavorable) %
Year Ended December 31, 2012	$(253,693)	$2,007	$(251,686)	0.8%
Quarter Ended March 31, 2013	7,642	285	7,927	3.7%
Quarter Ended June 30, 2013	24,331	(3,575)	20,756	(14.7)%	A
Quarter Ended September 30, 2013	(233,255)	(926)	(234,181)	(0.4)%
Quarter Ended December 31, 2013	(25,167)	(668)	(25,835)	(2.7)%
Year Ended December 31, 2013	(226,449)	(4,884)	(231,333)	(2.2)%
Quarter Ended March 31, 2014	11,542	(895)	10,647	(7.8)%
Quarter Ended June 30, 2014	(15,065)	1,282	(13,783)	8.5%
Quarter Ended September 30, 2014	24,038	1,356	25,394	5.6%
Quarter Ended December 31, 2014	(45,417)	1,054	(44,363)	2.3%
Year Ended December 31, 2014	(24,902)	2,797	(22,105)	11.2%	C
(1) Out-of-Period Adjustments reflect an average effective tax rate.

A summary of the Company’s analysis of Diluted Earnings (Loss) Per Share From Continuing Operations, showing the effect of the 2014 and previously recorded out-of-period adjustments as if they were recorded in the appropriate periods, is as follows:

	Impact
	Diluted Earnings (Loss) Per Share (As Reported)	Out-of-Period Adjustment	Diluted Earnings (Loss) Per Share (As Adjusted) (1)	Favorable (Unfavorable) %
Year Ended December 31, 2012	$(3.15)	$0.02	$(3.12)	0.6%
Quarter Ended March 31, 2013	0.09	—	0.10	—%
Quarter Ended June 30, 2013	0.30	(0.04)	0.26	(13.3)%	A
Quarter Ended September 30, 2013	(2.89)	(0.01)	(2.90)	(0.3)%
Quarter Ended December 31, 2013	(0.31)	(0.01)	(0.32)	(3.2)%
Year Ended December 31, 2013	(2.80)	(0.06)	(2.86)	(2.1)%
Quarter Ended March 31, 2014	0.14	(0.01)	0.13	(7.1)%
Quarter Ended June 30, 2014	(0.19)	0.02	(0.17)	10.5%	A
Quarter Ended September 30, 2014	0.30	0.02	0.31	6.7%
Quarter Ended December 31, 2014	(0.56)	0.01	(0.55)	1.8%
Year Ended December 31, 2014	(0.31)	0.03	(0.27)	9.7%	C
(1) Amounts may not total due to rounding.

A - The impact to Pre-Tax Income, Net Income and Diluted EPS for the second quarter of 2013 and the impact to Pre-Tax Income and Diluted Loss Per Share for the second quarter of 2014, were greater than 10% which the Company evaluated under ASC 250-10-45-27 and concluded the impact not to be material to full year results, and made the relevant disclosures in the impacted interim periods. Please also refer to the Company's qualitative analysis included below.

B - The impact to Pre-Tax Income in the fourth quarter of 2013 was $2.3 million and approximately 15%, while the impact to Net Income and Diluted EPS was less than 5%. Further, the out-of-period adjustments were not material to the full-year 2013 results, and absent any negative factors, the indicated period was not materially misstated. The Company considered the guidance of ASC 250-10-45-27, and made the relevant disclosures in the impacted interim periods. Please also refer to the Company's qualitative analysis included below.

C - The Company also evaluated the correcting impact of these out-of-period adjustments for the year ended 2014, noting that the adjustments represented approximately 65% of Pre-Tax Income and approximately 11% of Net Income. The higher percentage impact was primarily due to the “close-to-break-even” results of the Company for the year. For 2014, the Company’s financial results were abnormally low and “close-to-break-even” due principally to the previously disclosed impacts of the restructuring charges, contract termination costs and site exit costs, which were approximately $74 million related principally to the Company’s Project Orion initiative in the Harsco Metals &

Mineral Segment. The Company has been transforming its business to improve its operations given current and cyclical difficult global and industry market conditions, the effect of which is reflected in the high level of the Company's restructuring charges over the past couple of years. As previously disclosed in the Company's annual filings, the Company incurred substantial losses in the years ended December 31, 2013 and 2012. As a result, the impact of the out-of-period adjustments to Pre-tax Income, Net Income and Diluted EPS are mathematically high in relation to the results for 2014. However, because the results were “close-to-break-even,” the Company concluded these out-of-period adjustments would not change an investor’s view of the results. Further, these out-of-period adjustments represent approximately 0.1% of 2014 revenue. In addition, as noted in more detail below, the out-of-period adjustments did not mask a change in earnings or other trends; did not change a loss to income or vice versa or; hide a failure to meet analysts’ consensus expectations for the Company. Accordingly, the Company concluded that the out-of-period adjustments were not quantitatively or qualitatively material to the full-year 2014 or quarterly results.

The Company also notes that the out-of-period adjustments had no impact on the amounts reported for operating, investing and financing cash flows, and had approximately a 1% impact on net assets and did not significantly impact other financial or contractual metrics such as debt covenants.

Qualitative Analysis
From a qualitative perspective, the Company considered the guidance of ASC 250-10-S99 to determine if the out-of-period adjustments were material to the Company’s financial statements, including all relevant interim periods.

The Staff of the Commission has provided qualitative considerations that should be assessed in whether or not considering an item to be a material misstatement. These considerations include:

(a)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•
Based on the circumstances of the matters described above, the Company concluded that some of the out-of-period-adjustments are items capable of precise measurement. However, the Brazilian labor claims out-of-period-adjustment involved a considerable level of estimation at the time. These estimates are based upon historical settlement experience, precedent court cases and other assumptions.

(b)	Whether the misstatement masks a change in earnings or other trends:

•	Based on the quantitative analysis described above, the adjustments do not mask a change in earnings or other trends.

(c)
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The Company conducts this analysis using Diluted EPS, Excluding Special Items, a non-GAAP measure. On a GAAP basis, the adjustments clearly do not hide a failure to meet analysts’ consensus expectations for the Company. However, the analysts’ generally view the Company’s non-GAAP results as more meaningful, and as such the Company determined it is also appropriate to address this qualitative factor on a non-GAAP basis as shown in the following table:

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Diluted EPS, Excluding Special Items	$0.09	$0.30	$0.20	$0.22	$0.16	$0.17	$0.32	$0.07
Out-of-Period Adjustments	—	(0.04)	(0.01)	(0.01)	(0.01)	0.01	—	0.01
Adjusted Diluted EPS, Excluding Special Items (1)	$0.10	$0.26	$0.19	$0.22	$0.15	$0.18	$0.32	$0.08

Analysts' Consensus Estimates	$0.05	$0.34	$0.21	$0.22	$0.10	$0.24	$0.29	$0.13
(1) Amounts may not total due to rounding.

•	The adjustments recorded in 2014 and in prior periods do not hide a failure to meet analysts’ consensus expectations for the enterprise.

(d)	Whether the misstatement changes a loss into income or vice versa

•	The adjustments did not change a loss into income or vice versa in any period.

(e)	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•
The adjustments were principally in the Harsco Metals & Minerals Segment, which plays a significant role in the Company’s overall operations and profitability. However, the adjustments did not mask a change in performance or other trends for the Harsco Metals & Minerals Segment. For example, the Harsco Metals & Minerals Segment reported significantly lower operating income in 2014 due to unfavorable economic conditions, site exit costs, and restructuring costs and the adjustments did not significantly impact this trend.

(f)	Whether the misstatement affects the registrant’s compliance with regulatory requirements

•	The adjustments do not impact the Company’s compliance with regulatory requirements.

(g)	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•
The main covenants for the Company’s debt are a maximum total consolidated debt to consolidated EBITDA ratio of 3.50 to 1.00 (replacing the maximum debt to capital ratio of 60% in September 2013), and EBITDA to consolidated interest charge ratio of 3.0. During the affected periods, the Company was in compliance with these covenants, and the out-of-period adjustments would not have caused noncompliance, as there was sufficient cushion in the debt ratios, as disclosed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations in each of the Company’s quarterly and annual reports on Form 10-Q and Form 10-K.

(h)	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•
These adjustments did not have a material impact on the 2014 bonus calculation for the Company’s management and had actually reduced the bonus for this year. Further, the Company’s management did not receive a bonus in 2013.

(i)	Whether the misstatement involves concealment of an unlawful transaction

•	These adjustments did not conceal an unlawful transaction.

Conclusion

Based upon the review of the Qualitative and Quantitative Analysis summarized above, the Company was able to determine that the out-of-period adjustments were not material individually or in the aggregate to the Company’s 2014 annual financial statements or any previously issued interim or annual financial statements. Accordingly, the Company’s previously issued quarterly and annual financial statements can continue to be relied upon.

The Company considered the guidance of ASC 250-10-45-27 and made relevant disclosure in impacted interim periods.

In the event there are out-of-period adjustments identified in subsequent periods, the Company will include disclosure related to the out-of-period adjustments and quantify the amount of each significant individual out-of-period adjustment and include such disclosure in future filings.

2.	Please tell us how you considered the out-of-period adjustments in your evaluation of disclosure controls and procedures and internal controls over financial reporting.
Response:

With regard to the evaluation of disclosure controls and procedures and internal control over financial reporting, the Company made the following determinations specifically related to each of the out-of-period adjustments:

Increases in reserves related to Brazilian labor claims not recorded in the correct period
For reference, the Company’s Brazilian operations represent less than 10% of the Company’s total revenues and less than 5% of the Company’s total liabilities. As discussed below, this control deficiency relates solely to the Brazilian operations.

The control deficiency was that there was ineffective communication between local legal, human resources and financial management, and the Company’s external legal counsel handling these matters, such that not all of the available information regarding the Brazilian labor claims was considered during the Brazilian quarterly labor claims review process by local management.

In assessing this control deficiency, the Company first considered whether it was limited to Brazilian operations or more pervasive throughout the Company’s global operations. The labor claims issue is unique to the Company’s Brazilian operations because of the complex regulatory and legal environment in Brazil related to labor matters. There are no other jurisdictions in which the Company operates that are similar to Brazil with respect to the volume and nature of labor claims filed against the Company, the time it takes to settle or dispose of these claims, and the complexities in navigating the court system. Due to the volume and complexity of labor claims, the Company has historically always engaged local external counsel to assist in both the administration and assessment of labor claims. In all of the Company’s other global operations, labor-related claims are managed directly by the Company with limited assistance from external counsel in assessment of these claims, as these claims are infrequent and immaterial.

Next, the Company considered the likelihood that a potential misstatement with the Brazilian labor claims could result in a material misstatement to the consolidated financial statements (the “could” factor).  Key considerations during the analysis were as follows:

•
The Company's labor claims are placed into two broad categories - individual labor claims and collective bargaining claims.  Individual labor claims were not material individually, or in the aggregate.  The amount of individual labor claims settled by the Company for the period from 2010 to 2014 was less than $1 million in the aggregate. As a result, the Company believed the individual labor claims were generally settled for immaterial amounts, and the cumulative amount of such claims could not rise to a material level. Collective bargaining claims arise less frequently, as evidenced by the fact that the Company had only received six of these claims as of 2014.  Although the collective bargaining claims could be more costly than the individual claims, the Company had neither accrued nor settled a collective labor claim greater than $1 million prior to 2014. The Company determined that the actual exposure represents the gross exposure for these claims given the following: (i) management, together with legal counsel, performed a thorough search of all Company and external counsel case records and files of collective bargaining claims to ensure completeness; and (ii) each collective bargaining claim was evaluated by the Company and its legal counsel to determine potential exposure and accrual under ASC 450. Pursuant to this effort, the Company determined that the out-of-period adjustment was $2.1 million and that the exposure related to all outstanding claims as of December 31, 2014 had been appropriately assessed and accrued.

•
Labor claims, and in particular the collective bargaining labor claims, are strongly contested by the Company and involve negotiations with the claimants over a long period of time. This process generally reduces the amounts paid for these claims compared with the original amount of the claim.

•
Historically, settlement amounts have not been significantly in excess of amounts accrued which is persuasive evidence there are effective processes and controls in place to properly estimate liabilities associated with outstanding claims.

Upon identification of the control deficiency in the third quarter 2014, the Company took the following actions in the fourth quarter 2014:

•
In order to ensure the completeness of the information used in the quarterly labor claims reserve evaluation, the Company implemented a new control requiring reconciliation of the labor claims logs maintained by internal and external counsel.

•
The quarterly review of the labor claims reserve was expanded to include both Corporate and Division legal and finance management as oversight of the review process, in addition to local legal, human resources and finance management and external counsel.

•
Because of the important role that external counsel plays in the administration and assessment of the labor claims in Brazil, the Company replaced its external counsel with one of the leading law firms in Brazil, recognized for working closely with global corporations on labor claims. Communication issues with prior external counsel were part of the internal control deficiency noted above.

The Company determined this control deficiency to represent a significant deficiency as based on the analysis, the exposure related to the labor claims could not be material as the actual error represented the maximum exposure (the ‘could factor’). Further, as a result of the identified error and deficiency, the Company designed and implemented additional controls at December 31, 2014. However, management believed this matter merited the attention of the Audit Committee. Accordingly, this item was reported to the Audit Committee.

Correcting expenses that should not have been capitalized in accordance with the Company’s policies
The control deficiency was that the divisional finance personnel reviewing the capital project did not initially identify certain project costs as research and development and thus should not have been capitalized.

During a subsequent periodic review of this project, questions related to the capitalization of certain costs were raised by Divisional finance personnel. The matter was researched further in conjunction with Corporate finance personnel, and it was determined that it was more appropriate to expense certain costs incurred as research and development, as opposed to capitalizing them, in accordance with GAAP based on the nature of the expenditures.

The following factors were considered by the Company in evaluating the exposure (‘could factor’) of the deficiency:

•
Since the Company’s policies and procedures are prescriptive with regard to allocation of capital expenditures, the potential magnitude of such misstatement is considered low since all capital projects are reviewed prior to capital expenditures being made.

•	Quarterly, divisional and corporate personnel with adequate accounting knowledge perform appropriate reviews of capital projects to identify such issues.

•
Due to the nature of the Company’s operations, capital projects with an element of research and development, which is the case of this particular item, are extremely rare which also significantly reduces the potential magnitude of any potential misstatement.

•
In the case of this project, the Company partnered with a local university to develop a system that would enhance the safety in certain aspects of its operations. The total costs incurred for this project were approximately $2 million.

•
A review of the capital projects within the Harsco Metals & Minerals segment as of December 31, 2014, determined that there were no other capital projects that had a research and development component.

Based on these facts, the Company determined that the magnitude of any potential error at December 31, 2014 would not be material to the interim or annual financial statements and the Company did not believe that this matter merited the attention of the Audit Committee, and therefore concluded that this was not a significant deficiency.

Revenue that should not have been recognized in accordance with a customer contract
The control deficiency was that although local management believed the price increases were in accordance with the terms of the contract and recorded the related revenue, it did not invoice the customer in a timely manner, as required by policy. If local management had invoiced timely, it would have become aware of the customer’s objections to the increased prices sooner, based on the customer’s interpretation of the contract, which would have allowed for any necessary corrective actions.

The Company considered several factors in determining the potential magnitude of such misstatement including:

•
The control deficiency was limited to this one particular location (Chile), as this matter related solely to this location’s contract with the particular customer. The Company determined there were no other locations or customers in which a price escalation was either i) not honored by the customer as agreed upon within the executed contract or ii) objected to by the customer in a period subsequent to the invoice being issued and remitted. Further, the Company found no other instances where the customer invoices were not issued timely.

•	The total revenue recorded by this location in 2014 was less than $10 million. With respect to this particular customer contract, the Company recorded revenues of approximately $2 million during 2014.

•
The Company has entity level controls in place to detect improperly billed revenue, accounts receivable aging review, monthly financial reviews of each location’s results to detect unusual amounts of revenue/income, and monthly/quarterly discussions between division financial management and local finance to discuss unusual items such as customer disputes. It should be noted that this matter was ultimately identified by divisional finance personnel during these monthly financial reviews.

Considering the factors outlined above, the relative insignificance of this location to the Company’s overall operations, the fact that these control deficiencies were limited to one location within the Company, and that the Company’s controls detected the error, the Company determined that the likelihood and magnitude of any potential error at December 31, 2014 would not be material to the interim or annual financial statements. Further, the Company did not believe that this matter merited the attention of the Audit Committee, and therefore concluded that this deficiency was not a significant deficiency.

Aggregation Considerations

Management evaluated the severity of the deficiencies in internal control over financial reporting related to the above errors individually and in the aggregate, and concluded that no material weakness existed as of December 31, 2014. In arriving at this conclusion, management considered the significant deficiency with respect to the Brazilian labor claim error, and considered all other control deficiencies for aggregation. Management concluded that all other out-of-period errors pertain to different financial statement line items, locations, disclosures and contain a different root cause of the error.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ Peter F. Minan
Peter F. Minan
Senior Vice President & Chief Financial Officer